UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 2, 2020

(Date of Report (Date of earliest event reported))

Fisher Wallace Laboratories Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-2859247
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

325 Rutledge Street, Brooklyn, NY	11211
(Address of principal executive offices)	(ZIP Code)

800-692-4380

(Registrant’s telephone number, including area code)

Class B Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Updated Escrow Services Agreement

On September 2, 2020, Fisher Wallace Laboratories, Inc., (the “Company”), Prime Trust, LLC, and StartEngine Primary LLC, entered into a new Escrow Services Agreement with respect to the Company’s Regulation A+ Offering (the “Offering”), which increases the maximum amount to be raised in the Offering from $10,000,000 to $10,399,999, as consistent with the Offering Circular.

A copy of the updated Escrow Services Agreement is filed as Exhibit 8.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fisher Wallace Laboratories Inc.

By:	/s/ Kelly Roman
Name:	Kelly Roman
Title:	CEO

Date:	September 4, 2020